

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

<u>Via E-mail</u>
Chen Li-Hsing
President
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 24, 2014**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Signatures, page 61</u>

1. Please revise the signature page to include the signatures of your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors in the aforementioned capacities. Refer to Instruction 1 to Signatures on Form S-1. In this regard, we note that Messrs. Li-Hsing and Mu Chen, your President and Chief Financial Officer, respectively, signed the signature page on behalf of the registrant but did not sign the signature page in their individual capacities. Additionally, the signature page is missing the signatures of at least a majority of your board of directors in their individual capacities. Please revise the signature page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Ray Chiang